18005080

SEC
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Section
FEB 28 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue, Suite 2550
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Hamilton (512) -473-2776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Dr. #230 (Address) Austin (City) TX (State) 78731 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.G.

yw

OATH OR AFFIRMATION

I, Matthew Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Capital Markets LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DANIEL MORALES
Notary ID #131322898
My Commission Expires
October 19, 2021

Notary Public

Signature

Chief Compliance Officer
Title

FULCRUM CAPITAL MARKETS LLC
LIMITED LIABILITY
SEAL
2007
DELAWARE
COMPANY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

PUBLIC COPY

CONTENTS

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Fulcrum Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fulcrum Capital Markets LLC's management. Our responsibility is to express an opinion on Fulcrum Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fulcrum Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Fulcrum Capital Markets LLC's financial statements. The supplemental information is the responsibility of Fulcrum Capital Markets LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Fulcrum Capital Markets LLC's auditor since 2016.

Austin, Texas
February 22, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and Cash Equivalents	$	120,210
Prepaid and other current assets		1,090
Other assets		17,670
Total Assets		138,970
LIABILITIES AND MEMBER'S EQUITY		
Due to parent		5,791
Total Liabilities		5,791
Member's equity		133,179
Total Liabilities and Member's equity	$	138,970

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a liability limited company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company. The Company's operations consist primarily of brokering fixed income securities to institutional customers.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Management Review

The company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2017, the Company did not have any cash equivalents.

Revenue Recognition

Transactions in investment securities are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected in trading gains and losses, net, on the Statement of Operations. Expenses are recognized as incurred. The Company is evaluating new revenue recognition standards for broker and dealers and will implement as required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Recent Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, FCM's net capital was $114,419, which was $109,419 in excess of its minimum requirement of $5,000. FCM's percentage of aggregate indebtedness to net capital ratio was 5.06%.

NOTE 3. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 3% of the joint expenses from January 1 to September 30, 2017 and 3.5% of the joint expenses from October 1 to December 31, 2017.

During the year ended December 31, 2017 a total of approximately $42,221 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $5,791 at December 31, 2017.

Also during the year ended December 31, 2017 the Member forgave a total of $59,074 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 5. COMMITMENTS

The Member has two operating leases expiring between February 2020 and March 2022. Additionally, the Member has an apartment lease, which was executed on February 2, 2017. The apartment is for business use only and the lease is renewed annually. In accordance with the MSA, the Company has agreed to share 3% of these leases from January to September 2017 and 3.5% of these leases from October to December 2017. Lease expenses under these agreements for the year ended December 31, 2017 approximated $6,987 and are included in the accompanying Statement of Operations.

Total future minimum lease commitments under these operating leases are as follows:

2018	$	5,121
2019		4,478
2020		2,224
2021		1,827
Thereafter		460
Total	$	14,110

NOTE 6. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

FCM has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, it did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).